Exhibit 3.1(b)

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF
ALPHATEC HOLDINGS, INC.
It is hereby certified that:
1.The name of the corporation (hereinafter called the “Corporation”) is Alphatec Holdings, Inc. The date of the filing of its Certificate of Incorporation with the Secretary of State of the State of Delaware was March 4, 2005.
The Restated Certificate of Incorporation filed on June 7, 2006, is hereby amended as follows:
A.    To change the capitalization of the Corporation by adding the following paragraph to Article FOURTH, Section A of the Restated Certificate of Incorporation immediately following the first paragraph set forth in Article FOURTH, Section A of the Restated Certificate of Incorporation:
“Upon the effectiveness of the Certificate of Amendment of Restated Certificate of Incorporation, to effect a plan of recapitalization of the Common Stock by effecting a 1-for-12 reverse stock split with respect to the issued and outstanding shares of the Common Stock (the "Reverse Stock Split"), without any change in the powers, preferences and rights or qualifications, limitations or restrictions thereof, such that, without further action of any kind on the part of the Corporation or its stockholders, every twelve (12) shares of Common Stock outstanding or held by the Corporation in its treasury on the date of the filing of the Certificate of Amendment (the "Effective Date") shall be changed and reclassified into one (1) share of Common Stock, $0.0001 par value per share, which shares shall be fully paid and nonassessable shares of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average closing price of the Common Stock, as reported by The NASDAQ Global Select Market (or if the Common Stock is not at such time traded on The NASDAQ Global Select Market, then as reported on the primary trading market for the Common Stock) for the five (5) trading days immediately prior to the Effective Date (or if such price is not available, the price determined by the Corporation's board of directors).”
2.The Amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
3.The effective time of the Amendment of the Restated Certificate of Incorporation herein certified shall be at 5:00 pm on August 24, 2016.
EXECUTED, this twenty-fourth day of August, 2016.

ALPHATEC HOLDINGS, INC.

By: /s/ James M. Corbett
President and Chief Executive Officer